Exhibit 4.4
TERMS & CONDITIONS OF APPOINTMENT
FOR NON-EXECUTIVE DIRECTORS OF
THE GOVERNOR & COMPANY OF THE BANK OF IRELAND
The following terms and conditions of appointment to the Court are designed to establish clarity of expectations between Non-Executive Directors (NEDs) and the Bank. For avoidance of doubt, it is agreed that this appointment is a contract for services and is not a contract of employment.
1.	Term of appointment

Appointment as a Non-Executive Director is for a specific three year term; it is accepted that earlier termination may arise under the provisions of the Bye-Laws or other applicable law or, at the discretion of either party.

NEDs are typically expected to serve a second three year term subject to satisfactory performance, the needs of the business and stockholder re-election as required at Annual General Courts (AGCs). In exceptional circumstances, you may be invited to serve a further and final term of up to three years.

In accordance with the Bye-Laws, you are required to make and sign the declarations referred to in Bye-Laws 76 and 141 concerning stockholding and secrecy, in the presence of the Governor and before attending your first meeting.

2.	Role & Responsibilities

NEDs have the same general legal responsibilities to the company as any other director. The board as a whole is collectively responsible for the success of the company by:-
•	Providing entrepreneurial leadership of the company within a framework of prudent and effective controls which enable risk to be assessed and managed;

•	Setting the company’s strategic aims, ensuring that the necessary financial and human resources are in place for the company to meet its objectives, and reviewing management performance; and

•	Setting the company’s values and standards and ensuring that its obligations to its shareholders and others are understood and met.
All directors must take decisions objectively in the interests of the company.
In addition to these requirements of all directors, the role of the non-executive director has the following key elements:-
•	Strategy — NEDs should constructively challenge and help develop proposals on strategy;

•	Performance — NEDs should scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance;

•	Risk — NEDs should satisfy themselves on the integrity of financial information and that financial controls and systems of risk management are robust and defensible; and

•	People — NEDs are responsible for determining remuneration policy, appropriate levels of remuneration of executive directors, have a prime role in appointing, and where necessary removing, the Chief Executive and in succession planning.

3.	Meetings

Directors are expected, in so far as is reasonably possible, to attend all meetings of the Court which usually meets on the second Tuesday of each month, and on other occasions should the need arise; normally meetings run from 8 a.m. to lunchtime. In addition, NEDs are required to sit on at least one Committee of the Court. Responsibilities in respect of any such Committee will be the subject of separate correspondence between the relevant chairman and yourself.

In compliance with the new Combined Code, the Annual Report will in future state the number of meetings of the Court and its principal Committees and individual attendance by Directors.

The agenda and supporting papers for regular meetings are despatched to each NED’s nominated address in advance of meetings.

4.	Time Commitment

On average, it is anticipated that NEDs will be required to devote at least 2 days per month to the business of the Group. This will include attendance at regular meetings, preparation time for meetings and site visits.

Acceptance of appointment will be taken as confirmation that you are committed to allocating sufficient time to meet the demands of the role.

5.	Induction Arrangements

A comprehensive induction briefing pack will be provided to you on acceptance of this appointment and your particular attention is drawn to the Guidelines for Directors of the Court.

In addition, a full, formal induction programme will be agreed with you by the Group Secretary. This will be designed to meet your own particular needs and to familiarise you quickly with the Group’s business and governance arrangements. Newly appointed Directors are required to avail of a series of familiarisation briefings with key managers and will be offered the opportunity to meet with a number of stockholders. New Directors are also offered the option of attending a suitable external event or conference — designed to provide an overview of current issues of relevance to Directors.

6.	Access to independent professional advice

Your induction pack includes a booklet detailing several specific corporate governance issues and your particular attention is drawn to the fact that at all times, members of the Court have full access to the advice and support of the Group Secretary and, in addition, may access independent professional advice on the basis set out.

7.	Outside Interests

It is accepted and acknowledged that you have business interests other than those of the Group and have declared any actual or potential conflicts that are apparent at present. In the event that you become aware of any further potential conflicts of interest, these should be disclosed to the Governor and Group Secretary as soon as possible.

8.	Review Process

The performance of individual Directors, the Court and its Committees is evaluated annually. If, in the interim, there are any matters which cause you concern about your role or the operation of the Court and its Committees you should take an early opportunity to discuss them with the Governor or the Group Secretary.

9.	Indemnity/Insurance

The Group indemnifies each Director to the fullest extent permitted by law, against all costs, charges, expenses, losses and liabilities incurred by him or her in the conduct of the business of the Group or in the discharge of his or her duties in good faith and without wilful default or neglect, in accordance with Bye-Law 142.

The Group has Directors’ and Officers’ liability insurance and it is intended to maintain such cover for the full term of your appointment. A copy of the policy document is available from the Group Secretary if required.

10.	Fees

The fee paid to Non-Executive Directors is designed as a “composite fee” to cover all Court and Committee work. This fee (currently €80,000 p.a.) is paid monthly in arrears and is not pensionable. Currently, 10% of the fee (after tax and other deductions) is paid in the form of Bank Stock which must be held until a NED has retired from the Court.

The Group will reimburse you for all reasonable and properly documented expenses incurred by you in performing the duties of your office.
July 2005
I hereby confirm my acceptance of this appointment.

[Name]

Date